SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.  EIGHT  )*

EQM Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

26885B100
(CUSIP Number)

November 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tortoise Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
347,517

	6	SHARED VOTING POWER
11,055,616 (See Item 4)

	7	SOLE DISPOSITIVE POWER
347,517

	8	SHARED DISPOSITIVE POWER
12,060,989 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,408,506 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1(a).	Name of Issuer:

EQM Midstream Partners, LP

Item 1(b).	Address of Issuer's Principal Executive Offices:

2200 Energy Drive, Canonsburg, PA 15317

Item 2(a).	Name of Person Filing:

Tortoise Capital Advisors, L.LC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address is 5100 W 115th Place, Leawood, KS 66211

Item 2(c).	Citizenship:

TCA is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Units Representing Limited Partner Interests

Item 2(e).	CUSIP Number:

26885B100

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

(a)	Amount beneficially owned: 12,408,506

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 347,517

(ii)	Shared power to vote or to direct the vote: 11,055,616

(iii)	Sole power to dispose or to direct the disposition of: 347,517

(iv)	Shared power to dispose or to direct the disposition of: 12,060,989

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

TCA's clients have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts. The interest of any one such person does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2019

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Diane Bono
Name: Diane Bono
Title: Managing Director and Chief Compliance Officer